UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated August 1, 2003
Commission file number 0-21080

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)

3000, 425 — 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)

(403) 231-3900
(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F   [   ]      Form 40-F   [X]

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes   [   ]      No   [X]

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305 AND 333-6436) AND FORM F-3 (FILE NO. 33-77022) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES
NEWS RELEASE

The following documents are being submitted herewith:

•	Press Release dated July 15, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: August 1, 2003	By:	/s/ “Blaine G. Melnyk”

Blaine G. Melnyk Corporate Secretary & Associate General Counsel

NEWS RELEASE

     Enbridge to Acquire BP Cushing to Chicago Pipeline Opening New Markets for Canadian Crude

CALGARY, Alberta, July 15, 2003 — Enbridge Inc. announced today that it will purchase a 90% interest in the Cushing to Chicago Pipeline System (CCPS) from BP Pipelines North America Inc. for US$122 million. Subject to acceptance of proposed tolling arrangements by Canadian producers and regulatory approval, Enbridge intends to reverse the flow of the pipeline to transport Canadian crude south from Chicago to Cushing.

Enbridge will acquire an interest in the existing 22/24-inch diameter pipeline that runs 650 miles (1050 kilometres) from Enbridge’s main terminal in the Chicago area to the North American crude oil hub at Cushing, Oklahoma, providing Canadian crude oil producers and shippers with access to new markets south of Chicago. Enbridge will propose integrated tolls from all receipt points on its Canadian mainline through to all its existing U.S. delivery points plus those accessible from CCPS, including Cushing. Enbridge and BP will also cooperate to study delivery options for Canadian crude extending beyond Cushing to U.S. Gulf Coast markets.

CCPS has historically operated in south-to-north service with a capacity of 300,000 barrels per day, and includes 4.3 million barrels of tankage. Expenditures of approximately US$20 million would be undertaken by Enbridge to reverse the line, which could be completed by the end of 2004. BP will assist in the operation of the line during the transition. Upon reversal, the line would be renamed the Spearhead Pipeline, spearheading a number of Enbridge initiatives to provide producers of crude oil from the Alberta oil sands with access to new markets in the U.S.

If the necessary support to reverse CCPS is not obtained, Enbridge and BP Pipelines will explore other options to maximize the value of the system. Enbridge’s investment would be limited to US$57 million in this case, and BP Pipelines would be entitled, for a period of nine months, to repurchase Enbridge’s 90% interest at a $10 million discount.

“This proposal is a major next step forward on Enbridge’s strategy of creating value for our crude oil shippers by providing access to new markets,” said Enbridge President & Chief Executive Officer Patrick D. Daniel. “Our Oil Sands Markets Study indicates that refinery margins in the Cushing area will benefit from running Canadian crude, and aggregate netbacks to Canadian producers will benefit from market diversification. We are very pleased to be able to make this option available at a fraction of the cost of a new line. Assuming we complete this project in late 2004 it will be immediately accretive in 2005, with the potential for further investment to reach additional markets thereafter. The Spearhead Pipeline proposal has all of the win/win ingredients which Enbridge favors in its customer relations, and we’re delighted to be teamed up with the pipeline arm of one of the world’s largest energy companies who we know as a strong partner from a number of other ventures.”

“We look forward to working with Enbridge to make this opportunity available to shippers wishing to move Canadian crude oil beyond Chicago to Cushing and possibly points further south,” said James Lamanna, President of BP Pipelines North America. “The Spearhead proposal, if accepted, provides BP with the ideal combination of a favorable valuation for our CCPS asset and a crude oil transportation path of potential strategic significance.”

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,000 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

BP Pipelines North America is the second largest liquids pipeline company in the U.S. transporting over 450 million barrel-miles of oil, refined products, natural gas liquids, carbon dioxide, and chemicals daily — about 9% of the U.S. liquids pipeline market. For more information about BP Pipelines North America, visit http://www.bppipelines.com.

When used in this news release, the words “anticipate”, “expect”, “project”, “believe”, “estimate”, “forecast” and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

Contacts:
Media Investment Community Jim Rennie, Enbridge (403) 231-3931 E-mail: jim.rennie@enbridge.com	Colin Gruending, Enbridge (403) 231-5919 E-mail: colin.gruending@enbridge.com

Scott Dean, BP
(630) 836-4264